Filed by Khosla Ventures Acquisition Co II.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co. II

Commission File No. 001-40246

Email to Neighbors and Blog Post: Deal Announcement

English—US

FROM: Sarah Friar, Nextdoor CEO (no-reply email address)

Subject: I am thrilled to share important news...

Preheader: Thank you for helping us reach our next milestone

Dear neighbors,

When we started Nextdoor, it was apparent that despite technology’s ability to connect people and communities virtually across the globe, in actuality people had become more disconnected, especially in real life. This inspired us to think: what if we could leverage technology to enable real-world connections? What if Nextdoor could become a place where neighbors can naturally come together to help make their local communities better? Today, relationships sparked on Nextdoor connect millions of people back to the original social network — their neighborhood.

Nextdoor is where you go to connect to the neighborhoods that matter to you. Now, millions of neighbors in more than 275,000 neighborhoods around the world turn to Nextdoor daily to receive trusted information, give and get help, and build real-world connections with those nearby — neighbors, businesses, and public services.

Our neighborhoods aren’t just where we live, they’re an essential part of who we are and how we connect to those around us. In West Adams, California, Jamiah organized a crop swap for local gardeners to exchange homegrown food. In Berwick, Australia, Delene invited neighbors to a monthly breakfast club, which resulted in countless friendships. In Pickering, Canada, high schooler Christy launched a homemade soap company on Nextdoor and quickly sold over 500 orders to her neighbors. And in Grant Park, Atlanta, Dawn was able to spread the word about her small business and offer free delivery of her beloved cupcakes to nearby neighborhoods. What connects all of us at Nextdoor is our purpose — to cultivate a kinder world where everyone has a neighborhood they can rely on.

Today, I am thrilled to share an important milestone on our journey as we take a step toward becoming a public company. This process will further enable our purpose and accelerate our plans to support you in building stronger, more vibrant, and resilient neighborhoods. You can learn more here. We are also proud to announce the launching of the Nextdoor Kind Foundation, which will be dedicated to making local grants to help neighbors strengthen their neighborhoods.

Thank you for your role in this journey. Without you we would not have been able to achieve this milestone. Thank you for sharing your stories, starting important conversations in your community, connecting with those around you, and showing us what it means to neighbor.

CTA Button: Connect to your neighborhood

— Sarah Friar, Nextdoor CEO

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Nextdoor, Inc. (“Nextdoor”) and Khosla Ventures Acquisition Co. II (“KVSB”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of KVSB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4, and other documents filed by KVSB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nextdoor and KVSB assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nextdoor nor KVSB gives any assurance that either Nextdoor or KVSB will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, KVSB intends to file a proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The proxy statement will be sent to the stockholders of KVSB. KVSB and Nextdoor also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of KVSB are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by KVSB and Nextdoor through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

KVSB and Nextdoor and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from KVSB’s stockholders in connection with the proposed transaction. Information about KVSB’s directors and executive officers and their ownership of KVSB’s securities is set forth in KVSB’s filings with the SEC. To the extent that holdings of KVSB’s securities have changed since the amounts printed in KVSB’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.